UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number 001-41662

SYLA Technologies Co., Ltd.

(Exact name of registrant as specified in its charter)

Ebisu Prime Square Tower 7F, 1-1-39

Hiroo, Shibuya-ku, Tokyo, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Underwriting Agreement; Representative’s Warrant

On March 30, 2023, SYLA Technologies Co., Ltd. (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Boustead Securities, LLC as the as the representative (“Representative”) of the underwriters named on Schedule I thereto, relating to the Company’s firm commitment underwritten initial public offering (the “Offering”) of American Depositary Shares (the “ADSs”), each representing one one-hundredth of one common share, no par value, of the Company. Pursuant to the Underwriting Agreement, the Company agreed to sell 1,875,000 ADSs to the underwriters at a public offering price of $8.00 per ADS (the “Offering Price”), before underwriting discounts and commissions, and granted the Representative a 45-day over-allotment option to purchase up to an additional 281,250 ADSs, equivalent to 15% of the ADSs sold in the Offering, at the Offering Price per ADS, pursuant to the Company’s registration statement on Form F-1, as amended (File No. 333-268420), that was filed with the SEC and became effective on March 30, 2023, under the Securities Act of 1933, as amended (the “Securities Act”). The Offering is expected to close on April 4, 2023, subject to the satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes, which may include investments, acquisitions, or strategic collaborations to expand our customer base, as well as the development and marketing of new services.

The Underwriting Agreement includes customary representations, warranties and covenants by the Company. It also provides that the Company will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the underwriters may be required to make because of any of those liabilities. In exchange for the underwriters’ services, the Company agreed to (i) sell the ADSs representing common shares to the underwriters at a purchase price of $7.44 per share representing a 7% underwriting discount, (ii) pay a non-accountable expense allowance to the underwriter equal to 1% of the gross proceeds received at the closing of the Offering, (iii) pay the underwriter’s actual out-of-pocket expenses relating to the offering, not to exceed $210,000, and (iv) issue the Representative (or its designees) a warrant to purchase 131,200 ADSs (the “Representative’s Warrant”) representing 7% of the 1,875,000 ADSs sold in the Offering (or 150,900 ADSs if the underwriters exercise the overallotment option in full). The Representative’s Warrant will be exercisable beginning on April 4, 2023 until March 30, 2028 . The initial exercise price of Representative’s Warrant will be $10.00 per ADS, which represents 125% of the Offering Price.

The foregoing summaries of the Underwriting Agreement and the Representative’s Warrant are qualified in their entirety by reference to the full text of the Underwriting Agreement and the form of Representative’s Warrant, copies of which are attached as Exhibit 1.1 and Exhibit 4.1, respectively, to this Current Report on Form 6-K and are incorporated herein by reference.

Issuance of Press Release

On March 31, 2023, the Company issued a press release announcing the pricing of the Offering. The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions, including without limitation, that the Offering will be consummated. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

Exhibit Index

Exhibit 1.1	Underwriting Agreement, dated as of March 30, 2023, by and between SYLA Technologies Co., Ltd. and Maxim Group LLC.

Exhibit 4.1	Form of Representative’s Warrant from SYLA Technologies Co., Ltd. to Boustead Securities, LLC.

Exhibit 99.1	Press Release dated March 31, 2023.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYLA TECHNOLOGIES CO., LTD.

Date: March 31, 2023	By:	/s/ Hiroyuki Sugimoto
	Name:	Hiroyuki Sugimoto
	Title:	Chief Executive Officer